UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of APRIL 2008.

                        Commission File Number: 0-50244


                             TUMI RESOURCES LIMITED
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           -------------------------------------

Date: April 28, 2008                       /s/ David Henstridge
     ------------------------------        -------------------------------------
                                           David Henstridge,
                                           President & CEO


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                             TUMI RESOURCES LIMITED
                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                     Tel: (604) 699-0202 Fax: (604) 683-1585
                         Website: www.tumiresources.com

                             TSX Venture Symbol: TM
                             Frankfurt Exchange: TUY
                                  OTCBB: TUMIF

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NEWS RELEASE                                                      APRIL 28, 2008

             TUMI DISCOVERS PROSPECTIVE ZONE IN EL COLORADO, MEXICO

VANCOUVER, CANADA - TUMI RESOURCES LIMITED (THE "COMPANY") (TSXV-TM; OTCBB - TUMIF; FRANKFURT - TUY). David Henstridge, President, announces progress on the Company's 100% percent owned, 21,062-hectare, El Colorado claim located approximately 45 kms southeast of Hermosillo in north-central Sonora, Mexico.

The El Colorado licence area abuts the northern boundary of the claims covering the now closed La Colorada Mine, previously operated by Eldorado Gold Corporation. The La Colorada Mine opened in 1994 and was reported to produce up to 65,000 ozs of gold per year from an open-pit, heap-leach operation, before it was closed in 2001. Hematite alteration, strongly visible and associated with the rocks inside the La Colorada Mine, continues to the north into the El Colorado claims owned by the Company.

The exploration target within the El Colorado licence is a large, low grade precious metal system. Within the boundaries of the Company's claim exist two smaller properties, owned by third parties, overlying skarn deposits that are reported to have produced up to kg-levels per tonne of silver mineralization.

In 2007, a total of 810 stream sediment samples were collected and analyzed for multi-elements using ICP technique. Anomalous silver, lead, zinc and arsenic occur along a 6 km long NW-SE trending zone near the central part of the property. Detailed follow-up exploration has located numerous old workings within this zone, hosted mainly by skarn and hornfels. A grab sample from one old mine dump ran 229 g/t Ag, 0.2% Pb and 1.1% Zn, and a 20 cm wide sample taken across a galena-bearing vein yielded 289 g/t Ag, 1.9% Pb and 3.1% Zn. Near the northwestern end of this zone a 2 m wide vein in skarnified limestone conglomerate and breccia ran 2.7% Cu, 2.0% Pb, 6.1% Zn and 19.5 g/t Ag.

Several old drill sites were also found near the southeastern end of this zone, but no information about them has yet been found.

Within this zone occurs an extensive colour anomaly (iron oxides) covering an area roughly 4.5 km NW-SE by 1 km SW-NE. The source of the coloured soil appears to be from the bedrock lying immediately below the soil horizon. Two lines of soil samples were recently collected, 1 km apart, across a broad zone of hematite stained soils apparently derived from skarn and hornfels found directly beneath the soil horizon. Positive results obtained from these orientation soil samples will guide in developing an expanded grid for soil sampling and probably a subsequent IP survey. The soil samples and additional reconnaissance rock samples are currently in the laboratory.

The qualified person for Tumi's projects, David Henstridge, has visited the El Colorado property and has verified the contents of this news release.

On behalf of the Board,                     COMPANY CONTACT:
                                            Mariana Bermudez at (604) 699-0202
/s/ David Henstridge                        or email: mbermudez@chasemgt.com
-----------------------                     website: www.tumiresources.com
David Henstridge,
President & CEO                             INVESTOR INFORMATION CONTACT:
                                            Mining Interactive
                                            Nick L. Nicolaas at (604) 657-4058
                                            or email: nick@mininginteractive.com

FORWARD LOOKING STATEMENTS This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. Neither the TSX Venture Exchange nor the Frankfurt Deutsche Borse have reviewed the information contained herein, and, therefore, do not accept responsibility for the adequacy or the accuracy of this release.



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